SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             QUIKBYTE SOFTWARE, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                 74838K108
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                  Reed Clayson
                                7609 Ralston Road
                                Arvada, CO 80002

                                  (303) 422-8127
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               February 2, 2006
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- ------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Ponce Acquisition LLC (beneficially owned by M.A. Littman)
- ------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [_]
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3     SEC USE ONLY
- ------------------------------------------------------------------
4     SOURCE OF FUNDS

     PF
- ------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
- ------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Colorado
- ------------------------------------------------------------------

                  7     SOLE VOTING POWER

                        150,000,000
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               150,000,000
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0


- ------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Ponce Acquisition LLC     150,000,000
      (Beneficially owned by M.A. Littman)
- ------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
- ------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51%
- ------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      Ponce Acquisition LLC (beneficially owned by M.A. Littman)
- ------------------------------------------------------------------

                                 SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This schedule related to the acquisition of beneficial ownership of Common Stock of Quikbyte Software, Inc. (hereinafter the "Company", whose principal place of business is located at 7609 Ralston Road, Arvada, CO 80002 of which Ponce Acquisition LLC acquired 150,000,000 shares of Common Stock by share purchase from the Company in February 2007.

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ITEM 2. IDENTITY AND BACKGROUND

1.

     (a) Ponce Acquisition LLC (beneficially owned by M.A. Littman) is a Principal Shareholder of Quikbyte Software, Inc.

     (b) Occupation: Ponce Acquisition LLC is an investment vehicle for M.A. Littman (attorney)

     (c) The reporting person nor its officers, directors, or principals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (d) No reporting person has, during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person, involving Federal or State Securities laws.

     (e) Citizenship USA

- ------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Working Capital

- ------------------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION


     The Reporting Persons acquired the securities 150,000,000 shares, in order to reorganize the company.

Other than the transaction for which this report is filed, Reporting Persons have no further plans which relate to or would result in any of the following, except as set forth below:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except for the instant transaction, except that if an acquisition or merger transaction may be negotiated, additional shares may be issued.

     (b) An extraordinary corporate transaction, except that Reporting Person believes the company should seek to acquire or merge with another company, and will seek such acquisition or merger opportunities.

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) The Board of Directors of Quikbyte Software had previously added Wesley
F. Whiting and Redgie Green as Directors, prior to issuance of the shares.

     (e) Any material change in the present capitalization or dividend policy of the Issuer; except that reporting party intends to implement a reverse split in the future, and a reduction in authorized common and preferred share capital to 250,000,000 common shares and 2,000,000 preferred shares.

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.
- ------------------------------------------------------------------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of the filing of this Schedule, Reporting Persons are deemed to beneficially own shares of Common Stock of the Company, as follows; Ponce Acquisition LLC (beneficially M.A. Littman). (Prior to the share purchase transaction, Reporting Persons owned no shares of registrant).

         Aggregate number of options owned:           0
         Percent of outstanding options owned:        0%

     (b) Sole Power of voting for Reporting Person:   150,000,000

     (c) Transactions in securities in the past
         60 days for Reporting Persons:               0

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
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                                     Page 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

- ------------------------------------------------------------------------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.

Dated: February 7, 2006


                                          Ponce Acquisition LLC
                                          M. A. Littman

                                                  /s/M. A. Littman
                                                  ----------------------
                                                  M. A. Littman, Manager



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).









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